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EXHIBIT 8

SUBSIDIARIES OF WAVECOM S.A.

Name	Jurisdiction
Wavecom, Inc.	Delaware, United States
Wavecom Asia Pacific Ltd.	Hong Kong, People's Republic of China
Arguin Communications Inc.	California, United States
Wavecom Korea Co., Ltd.	Seoul, South Korea

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  EXHIBIT 8